Contact

linkedin.com/in/douglevinson
(LinkedIn)
strategythatrocks.com (Other)
oms117.com (Other)
biorealmresearch.com
(Other)

Top Skills

Strategic Planning

Non-profits

Management Consulting

Doug Levinson

Principal, Strategy That Rocks, LLC --- Powerfully Integrated
Management Consulting
Los Angeles

Summary

I help entrepreneurial companies grow, cope with challenges and
prepare for sale, by refining their finances, operations, marketing
and strategy. I have been an investment banker, a lawyer, a
senior executive in public and private companies, a consultant an
academic (at 4 top 20 graduate schools in two different disciplines)
and a published author.

JD/MBA nearly 30 years experience providing value-added
consulting services to a wide range of industries. My goal is to
continue meeting talented, passionate businesspeople and to help
their businesses succeed.

Extensive experience in writing business plans and financing
proposals.

Specialties: Clear thought. Separating trees from forests. Creating
value for my clients .

_____

Experience

Strategy That Rocks, LLC
Principal
June 1990 - Present (31 years)
Strategy That Rocks, LLC serves small to medium-sized business from
antibodies to auto bodies providing consulting on strategy, finance, operations
and marketing. STR works with start-up businesses, high-growth businesses,
and turn-arounds. STR provides internal and external consulting services on a
long-term or project basis.

75/25, 3/4 of an MBA, 1/4 of the Grief
Author
January 2007 - Present (14 years 5 months)

This is a mass-market book designed to make business concepts and tools accessible to smart people who do not have a traditional business background. This book has been used in the Law Schools at USC, UC Berkelely, and Stanford.

University of Southern California
Adjunct Faculty
January 2004 - Present (17 years 5 months)

Business For Lawyers is essentially a mini-MBA curriculum for JD candidates. I created this class from scratch including more than 900 original PowerPoint slides with sound effects, graphics and animation. I also wrote a book to accompany this class -- 75/25, 3/4 of an MBA, 1/4 of the Grief. The class is very popular and routinely has long waiting lists.

http://lawweb.usc.edu/contact/contactInfo.cfm?detailID=837

Chimeric Technologies, Inc.
CEO
January 2001 - January 2008 (7 years 1 month)

Chimeric Technologies, Inc. is an antibody engineering firm owned and and operated by UCLA senior immunology faculty. Chimeric develops products and provides consulting services related to chimeric antibodies, antibody fusion proteins and polymeric antibodies. Chimeric has received numerous NIH grants and its principals' work has been published extensively in prestigious, peer-reviewed journals.

Boalt Law School -- UC Berkeley
Adjunct Faculty
August 2005 - August 2007 (2 years 1 month)

Teach Business for Lawyers -- a course I created -- to JD Candidates.

http://www.law.berkeley.edu/php-programs/courses/coursePage.php?cID=5248&termCode=B&termYear=2006

UCLA Anderson School of Management
Adjunct Faculty
September 1996 - June 2000 (3 years 10 months)

Taught Business Law to MBA candidates.

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Education

UCLA Anderson School of Management
MBA, Finance and Strategy · (1988 - 1990)

USC Gould School of Law
 · (1980 - 1983)

University of California, Berkeley
A.B., English Literature and Biological Psychology · (1976 - 1980)

University of Oxford
Antibiotic Resistance and Evolutionary Genetics · (1979 - 1979)

Harvard-Westlake
 · (1973 - 1976)